December 15, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	M. Hughes Bates

Kayla Roberts

Re:	Santander Drive Auto Receivables LLC

Amendment No. 1 to Registration Statement on Form SF-3

Filed November 18, 2015

File No. 333-206684

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 3, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 2, which has been marked to show the changes from the Registration Statement as filed on November 18, 2015, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 2.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Summary of Terms

Receivable Representations and Warranties, page 6

1.	While we note in some places you have revised the disclosure to specify that only SCUSA as sponsor will make representations and warranties about the receivables and will have a repurchase obligation due to a breach of those representations and warranties, we also note in other instances that the disclosure still indicates that the depositor has a repurchase obligation due to a breach. Please make conforming revisions throughout the prospectus.

Response

We have made conforming revisions throughout the prospectus to clarify that only SCUSA as sponsor will make representations and warranties about the receivables and will have a repurchase obligation due to a breach of those representations and warranties.

December 15, 2015

The Originators, page 44

2.	We note your revisions in response to prior comment 7 and reissue in part. Please expand the bracketed disclosure to indicate that you will also identify any originators originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB.

Response

We have expanded the bracketed disclosure on page 44 of the prospectus to indicate that we will also identify any originators originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets in accordance with Item 1110(a) of Regulation AB.

The Receivables Pool

Information About Certain Previous Securitizations, page 66

3.	We note your response to prior comment 9 and reissue. The revised disclosure does not specify how the assets in the prior securitized pools differ from the pool assets underlying the securities being offered. The disclosure should highlight, among other things, the extent to which the current pool of receivables was originated with the same or differing underwriting criteria, loan terms and risk tolerances than the prior securitized pools. Refer to Section IV.E.1(c) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the “2014 ABS Adopting Release”).

Response

We have revised the disclosure on page 67 to provide bracketed disclosure that specifies how the assets in the prior securitized pools differ from the pool assets underlying the securities being offered.

The Transfer Agreements and the Administration Agreement

Asset Review Voting, page 91

4.	We note your response to prior comment 13. In particular, we note that if the requisite percentage of investors have called for a vote then the depositor will include on Form 10-D that a vote has been called. We further note that the vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. Based on the timeline in your supplemental response, it does not appear that if requisite percentage of investors call for a vote on the 90th day (July 15th) that the investors will receive notice of the vote included on the Form 10-D for the July collection period in sufficient time to exercise their right to vote since that Form 10-D will not be filed until August 15th, the 120th day. Please revise.

December 15, 2015

Response

We have revised the disclosure on page 92 of the prospectus to indicate that the vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. This revision will provide investors sufficient time to exercise their right to vote if the requisite percentage of investors have called for a vote.

Requests to Repurchase and Dispute Resolution, page 93

5.	We note your response to prior comment 18 and reissue in part. In particular, we note your statement that “SCUSA will file Form ABS-15G disclosing the status of repurchase demands on a periodic basis as required by applicable law.” Given that the information related to repurchase requests is presented in an aggregated manner on Form ABS-15G and thus does not require that the date of each repurchase request to be included in the table, please tell us how the aggregated disclosure provided on Form ABS-15G will assist investors in knowing the status of a particular repurchase request.

Response

We have revised the disclosure on page 94 of the Prospectus to indicate that in addition to providing disclosure on Form ABS-15G with respect to the status of repurchase demands on a periodic basis as required by applicable law, for transactions in which the initial bona fide offer occurs prior to November 23, 2016, the monthly distribution report filed by the depositor on Form 10-D for the collection period in which a repurchase demand is made and for each subsequent collection period until such repurchase demand is resolved or the related receivable is repurchased, will include disclosure regarding the date of the repurchase demand as well as the status of such repurchase demand for each applicable receivable. We have further revised the disclosure on page 94 of the Prospectus to indicate that for transactions in which the initial bona fide offer occurs on or after November 23, 2016, disclosure regarding repurchase demands will be provided in accordance with Item 1125(h) of Regulation AB.

6.	We note your revised disclosure in response to prior comment 19. In particular, we note your statement that “it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor.” Since an investor will be responsible for making a breach determination of an Eligibility Representation, please revise to indicate that investors will have access to the full report of the asset representations reviewer. Please also clarify whether the indenture trustee or owner trustee, as applicable, will continue to act at the direction of the requesting investor(s) in making all decisions related to the dispute resolution proceeding.

Response

We have revised the disclosure and the correlated provisions in the form of asset representation review agreement to provide that the full report of the asset representations reviewer will be filed on Form 10-D. We also have revised the disclosure on page 94 to clarify that the indenture trustee or owner trustee, as applicable, will continue to act at the direction of the requesting investor(s) in making all decisions related to the dispute resolution proceeding.

December 15, 2015

7.	We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

Response

We have added disclosure on page 95 to clarify how the indenture trustee will make the selection of mediation or arbitration if more than one investor has directed the indenture trustee to make a repurchase request.

8.	Your disclosure that “[a] repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no ‘test fails’ with respect to those receivables” appears to be inconsistent with the shelf eligibility requirements. Refer to Section V.B.3(a)(3) of the 2014 ABS Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Response

Under the transaction structure contemplated in the prospectus and the related form transaction agreements, an investor need not direct an asset review to be performed prior to submitting a repurchase request with respect to any receivable or using the dispute resolution proceedings with respect to that receivable. We have revised the disclosure on page 93 to clarify that failure of the investors to direct an asset review will not affect whether any investor can use the dispute resolution proceedings. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause a review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivables that the asset representations reviewer did not review as well as any receivable that the asset representations reviewer reviewed and found to have failed a test.

December 15, 2015

9.	We note that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Response

We have revised the disclosure on page 94 and the correlated provision in the transaction agreements to clarify that, for mediation, the parties shall mutually determine the allocation of any expenses.

10.	We also note that the issuing entity, the owner trustee, and indenture trustee may join in the mediation or arbitration as a requesting party in the proceeding. Please revise to explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

Response

We have revised the disclosure on page 94 of the Prospectus to indicate that if the initial requesting party is the indenture trustee (on behalf of one or more Note Owners or noteholders), any decisions related to the mediation or arbitration will be made by the indenture trustee on behalf of the requesting party holding the majority of the principal balance of the notes outstanding. If the initial requesting party is the owner trustee (on behalf of one or more certificateholders), any decisions related to the mediation or arbitration will be made by the owner trustee on behalf of the requesting party holding the majority of the voting interests of the certificates outstanding.

Exhibits

Exhibit 10.1 Form of Sale and Servicing Agreement

Section 9.24 Dispute Resolution, page 39

11.	We note the bracketed disclosure on page 41 stating “[i]f an Asset Review was conducted in connection with the receivables that are the subject of the arbitration, then the arbitrator will determine the party or parties required to pay the related Asset Reviewer Fee.” We are unable to locate the definition of “Asset Reviewer Fee.” Please clarify whether you are referring to the expenses the asset representations reviewer incurs as a result of its participation in the dispute resolution proceeding or the fee to be paid to the asset representations reviewer for conducting each review of a subject receivable.

Response

We have revised the language on page 41 of the Form of Sale and Servicing Agreement to remove the bracketed text stating “If an Asset Review was conducted in connection with the receivables that are the subject of the arbitration, then the arbitrator will determine the party or parties required to pay the related Asset Reviewer Fee.”

December 15, 2015

12.	We note your disclosure on page 41 that the arbitrator’s “determination will be final and non-appealable” and “by selecting arbitration, the Requesting Party waives the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise or advise.

Response

We have revised the language on page 41 of the Form of Sale and Servicing Agreement to remove the text indicating that the arbitrator’s “determination will be final and non-appealable” and to remove the text “by selecting arbitration, the Requesting Party waives the right to sue in court, including the right to a trial by jury.”

If you have any specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Jason A. Kulas

John Ruckdaschel, Esq.